Exhibit 4.13

                           THIRD AMENDMENT TO THE
                     AMERICAN STORES RETIREMENT ESTATES
                             (1994 RESTATEMENT)

     The American Stores Retirement Estates (1994 Restatement) is hereby amended in the following respects.

     A. Section 14.3 (h) shall be amended, effective January 1, 1995, to read as follows:

          (h) If, for any reason, repayment of any loan granted to a Participant pursuant to this Section 14.3 can no longer be made by means of payroll deduction, including but not limited to separation from service, and such Participant does not, immediately upon the request of Plan administrators, submit payment for the outstanding balance of such loan, such loan shall be considered in default with the outstanding balance of such loan immediately due and payable. The Plan administrator may, however, upon (i) the occurrence of a Leave of Absence by a Participant, (ii) a separation from service whereby the Internal Revenue Service's "same desk rule" applies to the Participant, or (iii) upon closure or sale of a unit of the Company to an entity that is not an Affiliated Company which does not constitute a partial termination under Section 11.5 permit such Participant to continue voluntarily to make regularly scheduled loan payments other than by payroll deduction. If such a Participant does not make all such payments as scheduled, the loan shall be considered in default, with the outstanding balance of the loan immediately due and payable. Upon such default, the Participant's interest in his or her Accounts, as security for such loan, shall be reduced by the amount of such outstanding balance and such reduction shall be treated as a distribution under this Plan. Notwithstanding the foregoing, any amounts in the Participant's Tax Deferred Contributions Account shall not be reduced in satisfaction of the outstanding loan balance unless or until such Participant has separated from service or unless such Participant qualifies for a Hardship distribution pursuant to Section 8.1(b).

     B. Section 14.3 shall be amended effective January 1, 1995 to add a new paragraph (m) which shall read as follows:

               (m) For purposes of this Section 14.3, the term
"Participant" shall include any Eligible Employee who has a Rollover Account under the Plan regardless of whether such Eligible Employee has met the eligibility requirements of Article III of the Plan.

     IN WITNESS WHEREOF, this instrument of amendment is executed this ___ day of_______________, 199_.


                                          AMERICAN STORES COMPANY


                                          By:
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                                          Title:
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